May 26, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Asia Training Institute US, Inc.

Form S-1

Filed April, 21, 2016

File No. 333-210847

To the men and women of the SEC:

On behalf of Asia Training Institute US, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 17, 2016 addressed to Mr. Chun-Han Lin, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on April 21, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

We do not have any written communications as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

 Management’s Discussion and Analysis, page 14

2. We note that your financial statements have been prepared assuming that the company will continue as a going concern. You disclose that you believe that you will be able to generate revenue through the sale of seats at your informative seminars. Please describe your plan of operation, including any specific timeline and related costs. See Item 303(a)(1) of Regulation S-K.

Company Response:

We have added the following disclosure to Management’s Discussion and Analysis: “Asia Training Institute US, Inc. is a company that plans to offer informative seminars specifically geared towards primarily successful working adults. The seminars offered will cover a wide range of topics, including, but not strictly limited to, sales psychology, professional practitioner certification, tarot cards and hypnotherapy. Going forward we plan to continue to develop new seminars, begin marketing efforts to reach our core demographic, and expand the reach of our seminars throughout the country (United States) and potentially the world.

In the six months following the conclusion of our offering we will conduct our business operations as described above. We will attempt to garner attention on social media, our physical conferences and our various marketing efforts. Our seminar speakers will their respective seminars and, ideally, the number of attendees will continue to grow throughout.

When we have reached the six to nine month period following the commencement of operations that is when we plan to begin development of new, custom-made, seminar programs. This will be highly dependent upon the knowledge we gain from the first six months of our operations.”

Selling Shareholders, page 18

3. Please disclose any material relationship between any selling shareholder and any affiliates of the company. For example, disclose if Wei-Hseien Lin is related to any of your directors. See Item 507 of Regulation S-K.

Company Response:

Page 18 has been revised accordingly to provide the required disclosure.

4. We note that you are a shell company and that your affiliates acquired the resale shares in November 2015 and January 2016. Therefore, it appears that the shares being offered by affiliates may be an indirect primary offering. Please disclose that the selling shareholders are underwriters or advise.

Company Response:

Per Rule 405 of Regulation C a shell company is defined as an entity with:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

We disagree that we have nominal operations that would categorize as a shell company per the above definition. We have a bona fide business plan, and have executed a licensing agreement with Magic NLP Co., a Taiwanese Company which allows us to offer the course curriculum already developed and offered by Magic NLP Co. at seminars that we are actively in the process of planning. We have taken and are continuing to take substantive measures to pursue our business plan. Our operations are, in our opinion, very active and are in our more than nominal.

It should also be noted that the selling shareholders are only having 9.33% of the total shares outstanding registered for resale and that the selling shareholders have made no indication the intent is towards a distribution.

As a result of the above the Company has not disclosed the selling shareholders as underwriters in this offering.

Directors and Executive Officers and Corporate Governance, page 22

5. Please revise to disclose the principal business of any corporation or other organization by which each officer and director was previously employed. In addition, for each director briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Company Response:

We have revised the biographies accordingly.

Certain Relationships and Related Transactions, page 26

6. Please identify the company’s promoters. See Item 404(c)(1)(i) of Regulation S-K.

Company Response:

The Company has no promoters as defined in 404(c)(1)(i) of Regulation S-K. We have added this language on page 26.

7. Please describe the transaction relating to Chien-Heng Chiang’s $24,000 capital contribution. See Item 404(d)(1) of Regulation S-K.

Company Response:

We have added the following to page 26: “During the period ending November 30, 2015, our CFO, Chien-Heng Chiang, paid a combined $24,000 in operating expenses which is recorded as additional paid in capital. The $24,000 was paid to ETN Services, LLC to assist with the preparation of this Registration Statement.”

Recent Sales of Unregistered Securities, page 28

8. Please provide the information required by Item 701(d) of Regulation S-K.

Company Response:

There have been no recent sales of unregistered securities. The only stock issuances to date are disclosed in this section already on page 28.

Exhibit 5.1 – Legal Opinion

9. Please revise to reflect that the Shares are outstanding and “are” duly and validly issued, etc. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19 (CF), which is available on our website.

Company Response:

We have had counsel provide us an amended opinion letter of which we have attached herein as exhibit 5.01.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 26, 2016

/s/ Chun-Han Lin

Chun-Han Lin

Chief Executive Officer